UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: August 7, 2007

August 6, 2007
RELEASE AT 13:00 ISRAEL TIME

CAMTEK LTD. ANNOUNCES RESULTS FOR Q2 2007

Revenues of $15.3 million - sequential growth of 6%
Expects sequential growth in the third quarter

MIGDAL HAEMEK, Israel - August 6, 2007 - Camtek Ltd. (NASDAQ: CAMT), today announced its results for the second quarter ended June 30, 2007.

Revenues for the second quarter of 2007 were $15.3 million, 45% below $27.9 million in the second quarter of 2006, and up 6% sequentially from $14.5 million reported in the first quarter of 2007. Gross profit margin for the second quarter of 2007 was 40.8%, compared to 54.6% for the second quarter of 2006, and 41.5% for the first quarter of 2007.

The Company reported a second quarter net loss of $3.5 million, or $0.11 per diluted share, compared to a net income of $5.2 million, or $0.17 per diluted share, in the second quarter of last year, and a net loss of $4.3 million, or $0.14 per diluted share, in the first quarter of 2007.

Rafi Amit, Camtek’s CEO, commented, “Toward the end of the second quarter we began to see a significant increase in demand for our products, especially for inspection of printed circuit boards. One example of this increased demand was the multi-million dollar order we announced two weeks ago. We expect this demand to translate to orders and contribute to significantly higher third quarter revenues. At this point we expect to generate revenues between $17 and 20 million in the third quarter,

Mr. Amit added, “Our markets are characterized by long selling cycles, yet once our customers order equipment, they expect fast deliveries. This is especially the case these days, when corporations begin to release capital budgets. Our ability to deliver systems within a few weeks is one of the core competitive advantages that we are currently capitalizing on.”

Mrs. Ronit Dulberg, Camtek’s CFO, added, “As we said in our previous press release, we have implemented measures to adapt our cost structure to better track our level of revenues. We can expect a significant positive effect of these measures on our financial performance in the coming quarters.”

Camtek will hold a conference call today, Monday August 6, 2007 at 9:00 EDT. Rafi Amit, CEO, and Ronit Dulberg, CFO, will host the call and will be available to answer questions.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call.

US:	1 888 668 9141	at 9:00 a.m. Eastern Time
Israel:	03 918 0688	at 4:00 p.m. Israel Time
International:	+972 3 918 0688

Additionally, the call will be web cast live from a link in the IR section of Camtek’s website at www.camtek.co.il.

For those unable to participate, the teleconference will be available for replay on Camtek’s website beginning 24 hours after the call. Additionally, for 48 hours following the call, a telephone replay will be available at either (US) 1 888 326 9310 or (International) +972 3 925 5921.

About Camtek Ltd.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL
Ronit Dulberg, CFO	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	GK Investor Relations
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
ronitd@camtek.co.il	info@gkir.com

Camtek Ltd.
Consolidated Balance Sheets

(in thousands, except share data)

	June	December
	2007	2006
	U.S. Dollars

ASSETS
CURRENT ASSETS
Cash and cash equivalents	15,457	23,358
Marketable securities	900	2,099
Accounts receivable, net	22,123	29,434
Inventories	38,898	41,414
Due from affiliates	181	180
Other current assets	1,987	2,372
Deferred tax	65	65

Total current assets	79,611	98,922

Fixed assets, net	13,933	10,729

Deferred tax	369	369
Other assets	903	786

	1,272	1,155

Total assets	94,816	110,806

LIABILITIES
CURRENT LIABILITIES
Accounts payable -trade	5,137	11,801
Due to affiliates	293	814
Other current liabilities	11,581	12,831

Total current liabilities	17,011	25,446
Convertible loan	5,000	5,000
Liability for employee severance benefits	242	222

Total liabilities	22,253	30,668

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,060,474 in 2007 and 31,052,474 in 2006, outstanding
30,048,855 in 2007 and 30,040,855 in 2006.	132	132
Additional paid-in capital	59,649	59,420
Accumulated other comprehensive loss
Unrealized loss on marketable securities	-	(1)
Retained earnings	13,775	21,580

	73,556	81,131
Treasury stock, at cost (1,011,619 shares in 2007 and 2006)	(993)	(993)

Total shareholders' equity	72,563	80,138

Total liabilities and shareholders' equity	94,816	110,806

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended
	2007	2006	2007	2006	2006
	U.S. dollars		U.S. dollars		U.S. dollars

Revenues	29,776	52,756	15,307	27,876	100,055
Cost of revenues	17,523	24,477	9,061	12,660	48,442

Gross profit	12,253	28,279	6,246	15,216	51,613

Research and development costs	6,795	4,894	3,047	2,457	11,831
Selling, general and
administrative expenses	13,000	13,523	6,356	7,314	27,850

	19,795	18,417	9,403	9,771	39,681

Operating income (loss)	(7,542)	9,862	(3,157)	5,445	11,932

Financial income (expenses), net	(179)	26	(312)	(80)	(288)

Income (loss) before income taxes	(7,721)	9,888	(3,469)	5,365	11,644

Income tax	(84)	(270)	(18)	(170)	(41)

Net income (loss)	(7,805)	9,618	(3,487)	5,195	11,603

Net income (loss) per
ordinary share:

Basic	(0.26)	0.34	(0.11)	0.18	0.40

Diluted	(0.26)	0.33	(0.11)	0.17	0.39

Weighted average number of
ordinary shares outstanding:

Basic	30,230	28,270	30,232	29,173	29,176

Diluted	30,230	29,617	30,232	30,531	29,553